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EXHIBIT (a)(3)

August 29, 2002

To: [First Name, Last Name, Business Unit]

        As you know, current economic conditions have adversely affected JNI's stock price. After investigating our alternatives, I am pleased to announce we will be offering a stock option exchange program. This is an excellent opportunity for you to exchange your underwater options for new, potentially more valuable options.

        This program is completely voluntary. You may keep your eligible options at their current exercise price or you can cancel all of your eligible options in exchange for a new option grant. If you elect to participate, you MUST cancel all of your stock options which have been granted on or after March 10, 1999 and which may be outstanding as of the date we actually cancel any eligible options. This specifically includes the requirement that you cancel any options you may have been granted in the stock in lieu of bonus ("SILO") program. Please remember that your current outstanding SILO Options are scheduled to terminate and no longer be exercisable on that date which is sixty (60) days after the date JNI announces its fourth quarter earnings for the year 2002 (currently scheduled to be on or around April 3, 2003).

        For financial accounting reasons, we cannot grant the new options for at least six months and one day after we cancel your eligible options. A repricing of your options or an immediate grant of new options would force the company to take a significant charge to earnings. The anticipated cancellation date is September 30, 2002, meaning your new options will not be granted, in order to comply with such financial accounting requirements, until March 31, 2003. The new options will have an exercise price equal to the market price of our common stock on the date of the new grant.

        If you elect to participate in the exchange program, and you continue to be employed by JNI on the date the new options are granted, you shall receive, in exchange for all of your cancelled eligible options, a total of [Total Shares New Program] new options. This number of replacement options includes a number of options equal to fifty percent (50%) of your SILO options.

        Based on your length of employment with JNI, a total of [Vested—Position, Star and SILO] of your new options, including those options granted to replace your SILO options, shall be immediately vested on the date they are granted. The remainder of your unvested new options shall vest in an amount equal to 1/36th of such unvested portion each month thereafter until reaching one hundred percent (100%) on the third anniversary of the date of the new option grant.

        Securities laws require that we keep this offer open for 20 business days, during which you can decide whether you wish to participate. The current deadline for submitting an election form is Friday, September 27, 2002. After the deadline is passed, if you have elected to participate in the exchange program, we will cancel all of your eligible options and will accept no further election forms.

        This offer is subject to the conditions described in the Tender Offer document field with the SEC and attached to this memorandum. There are risks associated with this program and I encourage you to read the attached materials to fully understand the risks and benefits of this program. You will also receive your individual stock options schedule, which details our stock option grants to date and the status of each. If you have any questions about the stock option exchange program, please contact Marc Posel at 858-523-7242.

        We hope that this exchange program will give you the benefit of receiving new options that may have a greater potential to increase in value and thus provide you with a greater reward for your ongoing commitment to the success of JNI Corporation.

                      John Stiska
                      Interim Chief Executive Officer
                      JNI Corporation

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  EXHIBIT (a)(3)